UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 2, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Modification of Chivor S.A. ESP corporate structure	2

EXHIBIT 1

Santiago, December 1, 2005

Rol. S.V.S. No. 4272

MATERIAL FACT

Mr. Alejandro Ferreiro Yazigi Superintendent of Insurance and Securities

Dear Sir:

In accordance with Article No. 9 and No. 10 and Clause No. 2 of Chilean Securities Act No. 18,045, we hereby inform you as a Material Fact, the following:

On November 30, 2005, in a Shareholders Meeting of Colombian subsidiary Chivor S.A. ESP, the majority of its shareholders decided to modify Chivor S.A. ESP's structure, through its transformation from a sociedad anonima (corporation) to a sociedad en comandita por acciones (joint stock association). Thereinafter the company will continue its existence as AES Chivor y Cia. SCA ESP.

Additionally, we inform to said Superintendence that the sociedad anonima (corporation) AES Chivor S.A. was recently constituted in Colombia. This corporation will act as managing agent of AES Chivor y Cia. SCA ESP, with a minority participation of less than 1% in the stock equity of said joint stock association. Our Chilean subsidiary, Energia Verde S.A., owns 95% of the stock equity of AES Chivor S.A.

Cordially,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	December 2, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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